December 13, 2011

Mr. Rufus Decker

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:          Rockwood Holdings, Inc.

Form 10-K for the Year Ended December 31, 2010, filed February 28, 2011

Form 10-Q for the Period Ended September 30, 2011, filed October 26, 2011

Form 8-K, filed September 12, 2011

Form 8-K, filed October 19, 2011

File No. 1-32609

Rockwood Specialties Group, Inc.

Form 10-K for the Year Ended December 31, 2010, filed March 10, 2011

Form 10-Q for the Period Ended September 30, 2011, filed October 26, 2011

File No. 333-109686

Dear Mr. Decker:

Rockwood Holdings, Inc. (“Holdings”) and Rockwood Specialties Group, Inc. (“Group”) are providing the following responses to the comments contained in the comment letter of the Staff of the Commission dated November 29, 2011.  For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold herein.

Form 10-K for the Year Ended December 31, 2010

General

1.                         Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings. Our comments on the Form 10-K you filed for Rockwood Holdings, Inc. also pertain to the Form 10-K filed for Rockwood Specialties Group, Inc.

Where a comment requests additional disclosures or other revisions to be made, we will include the revisions in future filings.  As appropriate below, we have provided proposed revised text in italics as we expect such to appear in future filings.  We acknowledge that the Staff’s comments on the Form 10-K filed for Holdings also pertain to the Form 10-K filed for Group.

Item 6. Selected Financial Data, page 33

2.                                       You use Adjusted EBITDA to determine compliance with financial covenants, to assess operating performance, and to determine performance-based compensation. It is not clear why you are also presenting EBITDA. Pursuant to Item 10(e)(1)(i)(C) of Regulation S-K, please disclose the reasons why you believe that the presentation of EBITDA also provides useful information to investors regarding your financial condition and results of operations.

As the Staff correctly notes, we use Adjusted EBITDA to determine compliance with financial covenants, assess operating performance and determine performance-based compensation.  In accordance with Item 10(e)(1)(i)(C) of Regulation S-K, we have historically also included the presentation of EBITDA in our filings both because we believed that the contrast of EBITDA to Adjusted EBITDA was helpful disclosure to investors and because EBITDA is a well known metric in the investor community.  Accordingly, we believed that EBITDA was useful information for investors. However, in response to the Staff’s comment, we will revise our disclosure in future filings to remove the presentation of EBITDA, and will provide only Adjusted EBITDA.

3.                                       You present other special charges included in EBITDA as a separate line item in your selected financial data table. Given that note 14 to the table indicates that certain of these charges have occurred in multiple years, please tell us how you determined it was appropriate to characterize these as special charges. Refer to Compliance and Disclosures Interpretation 102.03 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

In response to the Staff’s comment, we will revise our description of such charges, which we use in connection with calculating Adjusted EBITDA as defined in our senior secured credit agreement, in future filings to the following: “Other charges included in Adjusted EBITDA.”  We also will revise notes and other related tabular and narrative disclosures as appropriate to refer to “other charges” instead of “special charges.”

Management’s Discussion and Analysis of Financial Condition and Results....., page 37

4.                                       You present a statement of operations which reconciles between your reported GAAP amounts to constant currency amounts. We remind you that Compliance and Disclosures Interpretation 102.10, which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm, states that it is generally not appropriate to present a full non-GAAP income statement for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measure. In this regard, please revise your disclosures. Please also disclose how you arrived at the constant currency amounts. Refer to Compliance and Disclosures Interpretation 104.06.

In response to the Staff’s comment, we will remove the table that quantified the impact of currency fluctuations on year to year changes in an “income statement” format (e.g., the table on page 43 of the Holdings Form 10-K for the year ended December 31, 2010) in future filings.  We will continue to provide disclosures with respect to constant currency on an item by item basis, in narrative format, where deemed material.  For example, under “Net Sales”, in the year-to-year comparison on page 44 of the Holdings Form 10-K for the year ended December 31, 2010, we included the following (disclosures with respect to constant currency in bold):

Specialty Chemicals.  Net sales increased $166.6 million, or 16.7%, over the prior year primarily due to higher sales volumes, partially offset by the negative impact of currency changes of $10.7 million. In the Fine Chemicals business, higher volumes of lithium products, as well as metal sulfide applications, were partially offset by lower selling prices of potash and lithium carbonate. Net sales in the Surface Treatment business were higher on increased volumes in all markets, particularly in automotive, general industrial and coil/cold forming applications.

Performance Additives.  Net sales increased $55.2 million, or 8.2%, over the prior year primarily due to higher volumes of oilfield and other applications in our Clay-based Additives business, as well as higher selling prices; and higher volumes and selling prices of coatings applications in our Color Pigments and Services business. This was partially offset by the negative impact of currency changes of $9.1 million and lower construction volumes in the United States.

Titanium Dioxide Pigments.  Net sales increased $92.9 million, or 13.9%, over the prior year primarily from higher volumes in all applications, as well as higher selling prices and a favorable product mix. This was partially offset by the negative impact of currency changes of $40.4 million.

Advanced Ceramics.  Net sales increased $103.4 million, or 25.1%, over the prior year primarily from higher volumes in all applications, primarily medical, electronics and multi-functional applications. This was partially offset by the negative impact of currency changes of $20.9 million and lower selling prices.

In addition, in future filings, we will enhance our description regarding the calculation of constant currency amounts by including the following disclosure as the third paragraph under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”:

The constant currency effect is the translation impact of the change in the average rate of exchange of another currency to the U.S. dollar for the applicable period as compared to the preceding period.  The impact relates primarily to the conversion of the Euro to the U.S. dollar.

Years ended December 31, 2010 Compared to year ended December 31, 2009, page 44

5.                                       Please quantify the impact of each factor you identify when multiple factors contribute to fluctuations, as applicable. You should also ensure that you are explaining the majority of increases or decreases in each line item. For example, in your discussion of net sales in your Advanced Ceramics segment, you indicate that net sales increased $103.4 million due to higher volumes, which was partially offset by currency changes of $20.9 million and lower selling prices. However, it is not clear how much of the increase was related to higher volumes and how much of the decrease was related to lower selling prices.

In response to the Staff’s comment, in future filings we will include a quantification with respect to the impact of each factor where two or more factors contribute to a fluctuation in a line item in a period-to-period comparison wherever quantifiable.

Liquidity and Capital Resources, page 51

General

6.                                       On page 39, you indicate that you operate a geographically diverse business with 54% of your net sales in 2010 generated from shipments to customers in Europe, 24% to North America and 22% to the rest of the world. Given the significance of your foreign operations, please enhance your liquidity disclosure to address the following:

•                  Disclose the amount of foreign cash and short-term investments as compared to your total amount of cash and short-term investments as of December 31, 2010;

•                  Quantify the amount of cash held in foreign countries where the funds are not readily convertible into other foreign currencies, including U.S. dollars. Please also explain the implications of any such restrictions upon your liquidity; and

•                  Discuss the fact that if the foreign cash and short-term investments are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true.

Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

In response to the Staff’s comments, we will revise the liquidity disclosure in future filings to include the requested disclosure.  For example, if we were filing the Form 10-K for the year ended December 31, 2010, we would include the following disclosure:

As of December 31, 2010, the amounts of cash and cash equivalents held by foreign subsidiaries were $280.3 million out of the total consolidated cash and cash equivalents of $324.1 million.  We believe that the amount of funds held by foreign subsidiaries as of such date not readily convertible into Euros or U.S. dollars was $6.1 million.   Based on our domestic cash flows from operations and our other sources of liquidity, we believe we have sufficient access to funds for our expected future domestic liquidity needs.    Our intent is to continue to reinvest these funds outside the U.S. and our current plans do not demonstrate a need to repatriate them to fund our operations in the U.S.   If the cash and cash equivalents held by foreign subsidiaries were needed for our operations in the U.S., we do not believe we would be required to accrue and pay taxes in the U.S. to repatriate these funds.

20. Commitments and Contingencies, page 106

7.                                       Please note that a statement that a contingency is not expected to be material does not satisfy the requirements of ASC 450 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. For any legal contingency, including your Lanxess matter, in which you are involved, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. You may provide your disclosures on an aggregated basis.

Upon further consideration of the requirements of ASC 450, we have expanded our disclosure with respect to contingencies since the filing of our Form 10-K for the year ended December 31, 2010.  As shown in the Holdings Form 10-Q for the quarter ended September 30, 2011, on page 22, for example, with respect to the claims relating to our former glass sealants business, we have provided estimates of the possible range of loss from such claims as follows:  The Company estimates that the possible range of loss from these claims as of September 30, 2011 is from €1.0 million ($1.3 million) to €4.0 million ($5.4 million).

We will further enhance our disclosure with respect to contingencies in future filings to provide estimates of a reasonably possible range of loss (if we believe we can estimate a reasonably possible range of loss and such estimate is material), state that the estimate is immaterial or state that such estimate cannot be made.  For example, in the Holdings Form 10-Q for the quarter ended September 30, 2011, on page 21,  we disclosed with respect to the Lanxess matter that “Lanxess filed its statement specifying its claims for damages in the amount of €3.2 million ($4.3 million) plus accrued interest and legal fees.”  We believed that the reasonably possible range of loss for this matter was €0- €3.2 million and therefore that our disclosure with respect to the claim of €3.2 million was sufficient.  However, applying this disclosure approach, we would have added the following sentence with respect to this matter:

The Company estimates that the reasonably possible range of loss from this claim as of September 30, 2011 is from €0 million to €3.2 million ($4.3 million).

With respect to loss contingencies where we are unable to estimate the loss or reasonably possible range of loss, we undertake a rigorous review of factors before coming to that conclusion.  For example, with respect to the subpoena from the Inspector General of the Department of Defense, as of the filing of our Form 10-Q for the quarter ended September 30, 2011, we state we were unable to estimate the loss or reasonably possible range of loss.  As part of our procedures to develop a reasonably possible range of loss for disclosure, on a quarterly basis, we (1) discuss the status of the matter with outside counsel, based upon their experience in defending these matters and their contact with the government in this particular case, and we assess whether we can estimate a reasonably possible range of loss and (2) review the legal fees incurred over the given period and assess whether additional reserves should be accrued for legal fees.  In particular, in making this assessment, we consider the following factors: (1) we have only been served with a subpoena, which relates to a sealed qui tam action, (2) we have not been served with a formal complaint, (3) we are not aware of the amount of any alleged damages claimed, and (4) we have no indication as to whether the government will intervene in the matter.  Once the Department of Defense makes a determination as to whether to intervene and we have sufficient facts to estimate a reasonably possible range of loss, we will disclose such range.

8.                                       For some matters you disclose the expected effect on your results of operation or cash flows while for others you disclose the expected effect on your business or financial condition. For each matter disclosed, please address the expected effect on your financial condition, results of operations, and cash flows.

We will revise the disclosures in future filings to enhance their consistency and address the expected effect of each matter disclosed on our “financial condition, results of operations, and cash flows”.

Form 10-Q for the Period Ended September 30, 2011

General

9.                                       Please address the above comments in your interim filings as well, as applicable.

Where applicable, we will include the requested disclosure in future interim filings.

Form 8-K filed on September 12, 2011

10.                                 In your presentation, you present Non-GAAP financial measures of EBITDA, EBITDA margin, LTM Adjusted EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and free cash flow. Please also include a presentation of the most directly comparable financial measure calculated and presented in accordance with US GAAP and a reconciliation (by schedule or other clearly understandable method) of the differences between the non-GAAP financial measure disclosed with the most comparable financial measure or measures calculated and presented. Please refer to Item 100(a) of Regulation G.

In response to the Staff’s comment, in future presentations where non-GAAP measures are used, we will present the most directly comparable financial measure calculated and presented in accordance with US GAAP and a reconciliation of the differences between the non-GAAP financial measure disclosed with the most comparable financial measure or measures calculated and presented.

Form 8-K filed on October 19, 2011

11.                                 In regards to your presentation of free cash flow, please provide a clear reconciliation of how this amount is being calculated, including the special items that are being added to net cash provided by operating activities of continuing operations to arrive at this amount. Please also disclose the limitations of this measure in a similar manner to your discussion regarding Adjusted EBITDA. Refer to Compliance and Disclosures Interpretation 102.07 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

In response to the Staff’s comment, in future press releases and presentations where such non-GAAP measure is used, we will include the following reconciliation in tabular format of cash from operating activities of continuing operations to free cash flow.  Set forth below is an example of our contemplated reconciliation:

Free Cash Flow Reconciliation

($ in millions)	Three Months Ended September 30, 2010

Net cash provided by operating activities of continuing operations	$201.9
Capital expenditures	(74.5)
Government grants received	3.5
Restructuring charges	2.8
Other	1.3
Free Cash Flow	$135.0

In response to the Staff’s comment, we will revise and enhance our disclosure in future filings as follows (revised and newly-added disclosure in bold):

Free cash flow is not intended to be an alternative to cash flows from operating activities as a measure of liquidity.  Our presentation of free cash flow is defined as net cash from operating activities of continuing operations, less capital expenditures, plus proceeds from government grants received and other items (including, among others, the cash impact of adjustments made to Adjusted EBITDA under our senior secured credit agreement).  Management believes that free cash flow is meaningful to investors because it provides an additional measure of liquidity.  However, a limitation of free cash flow is that it does not represent the total increase or decrease in cash during the period.  An additional limitation associated with the use of this measure is that the term “free cash flow” does not have a standardized meaning. Therefore, other companies may use the same or a similarly named measure but exclude different items or use different computations, which may not provide investors a comparable view of our performance in relation to other companies.  Management compensates for this limitation by presenting the most comparable GAAP measure, net cash provided by operating activities of continuing operations, with free cash flow within its earnings releases and by providing a reconciliation that shows and describes the adjustments made.  A reconciliation to net cash provided by operating activities of continuing operations is provided in the accompanying tables.

**********

Rockwood Holdings, Inc. and Rockwood Specialties Group, Inc. each acknowledge that:

•                  Such company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•                  Such company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We welcome the opportunity to discuss these matters further if you so desire.  Please feel free to contact me at 609-734-6403.

Sincerely,

/s/ Robert J. Zatta
Robert J. Zatta

Senior Vice President and Chief Financial Officer
Rockwood Holdings, Inc. and
Rockwood Specialties Group, Inc.

Copies to:
Ernest Greene — Securities and Exchange Commission
Nudrat Salik — Securities and Exchange Commission
Seifi Ghasemi—Rockwood Holdings, Inc.
Thomas J. Riordan—Rockwood Holdings, Inc.
Mark Kelly—Rockwood Holdings, Inc.
Doug Fuhrman—Deloitte & Touche LLP
Roxane F. Reardon—Simpson Thacher & Bartlett LLP